Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

TRANSCRIPT

The following is a transcript of a conference call held by Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) at 8:30 a.m. Central time on August 4, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETE believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through ETE’s web site at www.energytransfer.com.

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MANAGEMENT DISCUSSION SECTION

Operator:

Welcome to the Energy Transfer Conference Call. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session.

[Operator Instructions]

As a reminder, this conference call is being recorded for replay purposes. I would now like to turn the call over to your host for today Mr. Martin Salinas, Energy Transfer’s Chief Financial Officer. Please proceed, sir.

Martin Salinas:

Thank you. Good morning, all. Thanks for joining us today. It’s obviously been a very busy quarter for us and we have a lot to talk about, so let’s jump right in.

I’ll start by providing an overview of ETP’s and ETE’s financial results for the second quarter, then give an update on our pending Southern Union acquisition, along with some of our growth initiatives before opening the line for questions. I’d also like to encourage you to visit our website to access the earnings releases we issued yesterday after the market closed. As always, during the call, I’ll make forward-looking statements within the meaning of section 21E of the SEC Act of 1934, based on our beliefs as well as certain assumptions and information available to us. As always, I’m joined by Kelcy, Mackie, John McReynolds and other members of our Senior Management team to answer your questions after our prepared remarks.

Let’s start by reviewing ETP’s second quarter 2011 results. And we’re pleased to report that Adjusted EBITDA for the quarter was $388.1 million, up approximately 15.6% from the second quarter of last year, largely as a result of contributions from our Tiger and FEP pipelines, plus the acquisition of LDH Energy’s NGL assets, which we renamed Lone Star NGL. As you recall, Tiger was placed in service in December of 2010 and FEP was placed in service in January of this year. Both pipelines have contractual ramp-ups of demand fees over the course of the year, so we expect to see continued growth in not only the third quarter, but also in the fourth quarter of this year. I’d also like to remind everyone that year-over-year growth in our Interstate segment was offset by the sale of MEP to ETE in May of last year, which contributed $12.4 million of Adjusted EBITDA to ETP in the second quarter of 2010. Adjusted EBITDA from our other segments as a group was more or less flat year-over-year as modest growth in our Intrastate Transportation and Midstream segments was offset by similar declines in our retail propane segment.

We also experienced distributable cash flow growth of $23.3 million, with distributable cash flow for the quarter of $222.3 million compared to $200 million in the second quarter of last year. From a distribution rate perspective, ETP will pay its unitholders 89 and 3/8 cents, or roughly $3.575 on an annualized basis per unit on August 15th. And based on how our assets are performing, the continued execution of placing assets in service not only on time but also within budget, and increased distributable cash flows from these projects, we are confident that we will increase ETP’s distribution rate in the very near future.

So, let’s look at our business segments and I’ll start with our Intrastate business. Our Intrastate operating income for the quarter was $135.7 million compared to $127.8 million in 2010 and was affected by several factors. First, we experienced an increase in transportation fees of $2.9 million over the second quarter of last year due to demand fee increases, offset by a decrease in fees earned on interruptible transportation services. The declines in interruptible volumes resulted from the weak basis differentials we continue to experience across Texas. In addition, margin from sales of our natural gas and other activities increased $2.4 million in the second quarter of 2011, primarily due to an increase from sales of NGLs offset by lower margins from system optimization activities. We also saw our storage margin (recognized under fair value accounting) increase $7.6 million, primarily driven by unrealized gains on natural gas inventories during the quarter. Adjusting for non-cash gains and losses on derivatives and inventory between the two periods, our storage margin actually decreased $10 million, primarily due to lower withdrawal rates and tighter storage spreads this year compared to last year. And as it relates to our storage facilities, we had just over 50% of our storage capacity, roughly 39.5 Bcf, contracted under fixed fee contracts with the remaining contract terms of one- to three-years. And as of June 30, we had approximately 38.5 Bcf in the ground for own account at Bammel for expected withdrawals during the 2011 and 2012 winter season.

Now looking at our Interstate segment, where we achieved operating income of $49.8 million for the quarter. That’s an increase of $17.6 million from the second quarter of last year and it was primarily driven by higher transportation revenues from our Tiger pipeline. As I mentioned earlier, we expect to see additional revenue increases from Tiger over the course of the year due to contract of demand fee ramp-ups. In terms of volumes, we saw an increase of 1.2 Bcf a day for the quarter, again primarily driven by volume shift in the new Tiger pipeline offset by slightly lower volumes on the Transwestern Pipeline compared to the same period in the prior year. For FEP, which is our 50-50 joint venture with Kinder Morgan, we recorded an equity in earnings of $5.2 million and received cash distributions of $8.6 million for the quarter. We also expect to see these results increase during the remainder of 2011 and into 2012 as demand fees on FEP increase. And as it relate to FEP, both we and Kinder Morgan made capital contributions totaling $390 million in July of 2011, along with proceeds from a $600 million term loan maturing in July of 2012 to repay outstanding borrowings under FEP’s credit facilities. We then terminated the facility and entered into a $50 million revolver maturing in 2015.

Now highlighting our Midstream segment, where our operating income increased by $18.1 million to $68 million for the quarter, compared to $49.9 million in Q2 of 2010. Our inlet volumes at our Godley plant were slightly higher for the quarter, though a fixed-date, construction-related shutdown at our La Grange plant resulted in total NGL production being down by a little more than 300 barrels per day to approximately 50,800 barrels per day for the quarter. The robust NGL pricing environment also resulted in a higher concentration of volumes under fee-based contracts from our customers, which caused a slight decline in equity NGL volumes. Gross margin for our Midstream segment increased 34.3% compared to Q2 of 2010, based on several factors. Increased volumes in our North Texas system resulted in increased fee-based revenues of $3.7 million as compared with the same period last year. Additionally, increased volumes resulting from recent acquisitions and other growth capital expenditures located in Louisiana provided an increase in our fee-based margin of $5.8 million over the second quarter of 2010. Our non-fee-based gross margin increased $15.2 million, primarily due to higher NGL prices. The composite NGL price increased for the three months ended June 30, 2011 to $1.33 per gallon, up from $0.98 per gallon in the second quarter of last year. In addition, our recently acquired interest in the Sea Robin processing plant, which is part of the Lone Star JV, provided $0.9 million of margin during the quarter. The increase in other midstream gross margin was related to losses of $0.6 million from marketing activities compared to losses of $10 million during the same period last year. In addition, we experienced a $3.6 million increase in processing margin where third-party processing capacity is utilized.

Now, let’s turn to our NGL transportation and services segment, which operates through our Lone Star JV. And as a reminder, Lone Star, which is 70% owned by ETP and 30% owned by Regency, acquired these assets from LDH Energy on May 2nd of this year. Since closing, average NGL transportation volumes have averaged approximately 128,000 barrels per day and NGL fractionation has been about 14,800 barrels per day during the period. Gross margin for the period was $45.6 million and operating income for the period was $27.6 million. And we’re very pleased with how these assets are performing, especially since they’re above the economics we based the deal on. And we have provided a break-out of this segment in our earnings release. I’d also like to point out that Lone Star is consolidated by ETP, so in our Adjusted EBITDA and DCF calculations found in our earnings release, we’ve made an adjustment to remove Regency’s 30% non-controlling interest in the JV.

In our propane segment, our operating income for Q2 2011 was a loss of $8.7 million compared to a loss of $6.4 million in Q2 of 2010. This is due to a year-over-year volume decline of less than 1% and higher overhead expenses. And just as a reminder, the retail propane business is seasonal, with the majority of earnings following in the first and fourth quarters of the year.

I’d now like to provide a summary on our growth CapEx, starting with what we incurred during the second quarter. We invested $380.7 million during the quarter. $293.1 million was spent in our Midstream, Intrastate Transportation and Storage and NGL segments, primarily on our Eagle Ford shale projects. And approximately $29.3 million was spent in our Interstate segment, primarily for the expansion of our Tiger pipeline. The remainder was spent in our propane and other segments.

As we turn the attention to the rest of the year, we expect to spend between $450 million and $500 million in our Midstream and Intrastate Transportation and Storage segments, $70 to $90 million in our Interstate segment, $100 million to $150 million in our NGL segment, and $10 million to $20 million in our Propane segment, for a total estimated growth CapEx budget of between $630 million and $760 million for the remainder of 2011. And I’d also like to note that spending for our NGL segment includes 100% of Lone Star, because Lone Star, as I mentioned before, is fully consolidated in our financial statements. We will receive, however, capital contributions from Regency for their 30% share of growth CapEx related to Lone Star – that’s roughly $30 million to $45 million for 2011.

From a maintenance CapEx perspective, we spent $29.4 million in the second quarter of 2011 and expect to spend an additional $60 million to $70 million in the second half of this year. In addition, we expect to contribute between $190 million and $210 million to our joint ventures other than Lone Star.

Before I update you on Southern Union, as well as other growth initiatives, we’d like to highlight ETE’s financial results for the quarter. ETE had distributable cash flow of $115.5 million for quarter two of 2011, an increase of $2.1 million from the second quarter of last year. Couple of items to point out that impacted ETE’s quarterly results. First, expected cash distributions from ETP and Regency increased 7.2%, or $11.3 million, when comparing quarter two of this year with quarter two of last year. Note that ETE’s interests in Regency were acquired in May of 2010. ETE also incurred $9 million in acquisition-related costs this quarter, associated with the pending Southern Union merger. That compares to $12.8 million in costs related to the Regency transaction incurred in the second quarter of 2010. In addition, interest expense was $12.1 million higher in Q2 of this year versus Q2 of last year, primarily due to an increase in interest expense resulting from the September 2010 bond offering to refinance ETE’s term B loan revolver borrowings, as well as $168 million in interest rate swap breakage costs. Also, a full quarter’s worth of distributions paid on Series A units issued to GE with the Regency transaction occurred in the second quarter of this year compared to the second quarter of last year.

Regarding distributions to ETE unit holders, on June 30, we announced an increase of $0.065 per common unit from $0.56 per unit to $0.625 per unit on a quarterly basis, which will be paid on August 19. That’s an increase of 11.6% from the distribution paid last quarter and an almost 16% increase year-over-year.

Now an update on the pending acquisition of Southern Union by ETE and as you know, ETE and Southern Union announced an amended agreement on July 19th whereby ETE will acquire Southern Union’s outstanding shares for $44.25 per share in cash and ETE common units. Under the terms of the revised agreement, Southern Union shareholders can elect to exchange each of their common shares for $44.25 of cash or 1.0 times ETE common units, or a combination of the two. Now the maximum cash component has been set at 60% of the aggregate consideration and the common unit component has been set such that it can fluctuate between 40% and 50%. Any elections in excess of either the cash or common unit limits will be subject to proration.

The transaction has been unanimously approved by the Board of Directors of both ETE and Southern Union and ETE has received revised support agreements from Southern Union shareholders in connection with the revised merger agreement, representing 14% of Southern Union’s total shares outstanding who have elected to pre-elect to receive ETE common units as their consideration, subject to the same proration as all other shareholders. An in connection with the revised merger agreement, ETE has signed an amended agreement to sell Southern Union’s 50% interest in Citrus Corp, which owns 100% of the Florida Gas Transmission Pipeline system, to ETP for a total consideration of $2 billion. That’s consisting of $1.895 billion in cash and $105 million in ETP common units. The obligations of ETE as it relates to the Citrus drop-down are to be assumed by Southern Union immediately prior to closing of the ETE-Southern Union merger. The proceeds received from ETP will then be used to fund a portion of the merger consideration and to repay existing Southern Union-related debt to maintain appropriate investment grade credit ratings.

We continue to move forward from an approval perspective. We filed an amended S-4 last Monday, and as you may have seen in our press release issued on Friday, July 29, the waiting period under HSR has expired. It’s a big step forward for us. We have also filed with the Missouri Public Service Commission and believe we are still on track for closing in the first quarter of 2012.

Financing to complete the cash portion of the Southern Union merger transaction has already been secured and we are well underway on evaluating alternatives for more permanent financing to be put in place at or near closing. And we remain very excited about this transaction and believe it will deliver significant long-term value to the Energy Transfer family, as Southern Union, with its more than 15,000 miles of interstate pipelines and 5,500 miles of gathering and processing pipelines, will allow us to transport more products to more energy-consuming markets, thereby strengthening our competitive position and further diversifying our operations and cash flows.

Now, I’d like to give an update on developments at Lone Star. With the acquisition behind us, we have turned our attention to addressing the high demand for NGL transportation and processing that we’ve seen in the marketplace. To that end, the JV recently announced plans to build a new 100,000 barrel a day NGL fractionation facility at Mont Belvieu, as well as a new 530-mile NGL pipeline from West Texas to Jackson County. The pipeline will have a minimum capacity of approximately 130,000 barrels per day and maybe upside depending on ongoing negotiations. We believe both the fractionator and pipeline are expected to be in service by the first quarter of 2013. We are very excited about the natural gas liquids business potential and expect to see robust demand and, for the foreseeable future, even more so once the Southern Union merger is consummated. We, along with our JV partners at Regency, are evaluating several additional growth opportunities and look forward to strategic growth at Lone Star over the next several years.

Next, I’d like to briefly update you on our announced Eagle Ford projects. Beginning in October of last year, we announced approximately $1.15 billion of investments in the Eagle Ford shale. The first of these, the Dos Hermanas and Chisholm pipelines, have already been placed in service and phase I of the Rich Eagle Ford mainline project is on track to be completed by year-end. All in all, we expect to place 500 miles of new pipeline and at least 720 Mmcf a day of processing capacity in service by the second quarter of 2013. We expect to see a significant cash flow ramp-up from these projects in the next year or two, with projected EBITDA multiples of six to eight times on the roughly $1.15 billion in growth CapEx we are investing in the Eagle Ford.

And looking at our Tiger Pipeline, and I’m excited to report the construction on the 400 Mmcf a day expansion has been completed two months ahead of schedule and $20 million under budget and was placed in service on August 1st, once again demonstrating our superior ability to bring assets in service. And as you recall, the expansion project, which started construction in March of this year, was originally scheduled to go in service in October, at an original cost of $180 million.

I’d also like to say a few words about the Double E crude oil JV with Enterprise Product Partners, where we recently announced a two-week extension to our open season at the request of interested shippers. While we don’t want to get into specifics during the first open commitment period because of the regulated nature of the process, a number of shippers have demonstrated significant interest in sizable volume subscriptions. And we’re looking forward to providing you with more detail at the expiration of the open commitment period on or shortly after August 12th.

Now I’d like to say few closing remarks before we taking your questions. You are witnessing a transformational period for Energy Transfer and our vast network of assets. With the addition of Southern Union’s assets, the acquisition of Lone Star, and our investments in the Eagle Ford and Permian Basin combined with our existing asset base, we will be the premier energy partnership, providing a full suite of midstream services for our customers. We will be more geographically and operationally diversified, with a significant source of stable fee-based on revenues across our various segments. Our combined footprint will allow us derive significant unitholder value, an objective we will continue to execute on day in and day out.

That wraps up my prepared remarks. Operator, let’s open up the lines for some questions. Thank you, everyone.

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Q&A SECTION

Operator:

Thank you. [Operator Instructions]

And your first question comes from the line of Darren Horowitz with Raymond James. Please Proceed.

Darren Horowitz: Good morning, guys.

Martin Salinas: Hey, Darren.

Darren Horowitz: Just a couple quick questions. Martin, first as it relates to the Lone Star pipe that you were talking about, the 130,000 barrels a day, how much of that capacity right now is subscribed? And more importantly, as you’re looking at the scale and the scope of possibly expanding that line or leveraging off of that line for additional services throughout the supply chain, how do you kind of think about the first move that you’d make?

Marshall S. McCrea: This is Mackie. As we announced in our press release, we originally had signed about 65% to 70%. We are very close to expanding that to north of 85% to 90%, and in fact have decided to order 16-inch pipe for that project, because of our ongoing negotiations.

Darren Horowitz: Mackie, do you still think that you’re going to be at $700 million or you think you can do a little bit better?

Marshall S. McCrea: $700 million on...

Darren Horowitz: That’s the estimated cost of the project, isn’t it?

Marshall S. McCrea: No, we do anticipate to be under that because we have altered our route. So we are very optimistic that we will be under that number.

Darren Horowitz: Okay. From a bigger picture perspective - and I know that Kelcy has talked about this a good bit - when you guys think more, not just about NGL takeaway from the Permian and West Texas, but more importantly, about crude oils and condensates, how do you think about gaining greater exposure there to moving a lot of that product east?

Marshall S. McCrea: Well, with our Cushing announcement - and hopefully we’ll be able to announce that project as being built here soon, and with multiple negotiations we have going on throughout the Eagle Ford and also some out in West Texas, we do believe that will be a very significant potential for growth in our partnership. There have been a number of announcements on crude oil and condensate lines throughout the Eagle Ford, but there’s also a need for significantly more infrastructure. And we are having ongoing negotiations and hope to get in that business soon.

Darren Horowitz: Okay. Thanks for the color, Mackie.

Marshall S. McCrea: You bet.

Operator:

And your next question comes from the line of Yves Seigel with Credit Suisse. Please proceed.

Yves Seigel: Thanks, Good morning, everybody.

Marshall S. McCrea: Hi.

Martin Salinas: Hi.

Yves Seigel: Just on Darren’s question, by going to a 16-inch pipeline, how much more capacity does that enable you to do or to get to?

Marshall S. McCrea: It is similar to transporting natural gas. It depends, but instead of compressors, of course, you use pumps for liquids. So depending on how many pumps and how closely spaced they are, but it could range anywhere from 150,000 barrels to 300,000 barrels a day.

Yves Seigel: Okay. Wow. And then in terms of - how should we think about the capacity on the fractionator? Is that basically fully subscribed as well based on what you’re doing with the pipeline here or how should we think about that?

Marshall S. McCrea: It’s fully subscribed. We are contemplating the next fractionator.

Yves Seigel: Alright, good for you. And then my last question — really high-level here and based on Martin’s last commentary — how do you all think about the risk profile of the company going forward, if you’re successful in terms of executing the business plan?

Kelcy L. Warren: Well, Yves, this is Kelcy. And please correct me if I’m getting - if I didn’t exactly get the question right, but the Southern Union acquisition, as Martin said in his opening remarks, it creates a great deal of diversity. It gives us access to areas that we previously did not access. As Mackie’s talking about our Lone Star line, there’s really - the Southern Union Gas Services assets are very, very complementary to growing that business. So we only see that we’re going to be less vulnerable to this basis that’s just really hammered us. And you know that, Yves. I mean, if you look at the basis that exists today, it’s very difficult if you’re in the pure natural gas business to make much money. It’s just very, very difficult. And this gives us more exposure to margins that we really need as a partnership.

Yves Seigel: Great. I mean, I guess where I was going with that is having a diversified footprint and thinking about fee-based versus commodity-based, I don’t want to lead you in terms of saying lower risk profile, but I would think that somebody could come to that conclusion.

Kelcy L. Warren: Well, we certainly have. I mean, we have been very aggressive on the Southern Union acquisition. For good reason, we don’t believe that it fits anybody as well as it fits us. In fact, we know that and so, however it’s been hard to get where we are, but we’re very, very excited about what that acquisition does for us, what all these projects do for us. Moving into the transportation of natural gas liquids was a big step for us. We were too one-sided. We were missing business opportunities with our customers, because we could not provide all the services they were requiring. So we’ve made a lot of big steps here in the last several months, and we’re very excited about our future.

Yves Seigel: Right. Good luck, guys.

Kelcy L. Warren: Thank you.

Operator:

And your next question comes from the line of Ross Payne with Wells Fargo. Please proceed.

Ross Payne: How you doing, guys?

Martin Salinas: Hey, Ross.

Ross Payne: Martin, first of all, if you can just talk to us a little bit about your ideas on staying in investment grade. You’ve said that for some time, it’s just kind of reinforcing that, maybe for some of the bondholders? And secondarily, as it relates to Southern Union, are you still thinking that that stays investment grade based on the current plan of action on the acquisition?

Martin Salinas: Yeah, Ross, absolutely in terms of our commitment and our continued thoughts on remaining investment grade at ETP, and certainly, from an ETE perspective supporting Regency in that endeavor as well. I think, as we saw back in ‘08 and ‘09, while we were not out of the capital market, it was costly, but we were able to do it, which is important for us as we continue to move forward, not only with the Southern Union merger, but supporting Mackie and his team in terms of growing the business in the various areas where we’re focusing. So doing the right amount of equity and debt to ensure our leverage metrics are appropriate for our risk profile, size of business, our scale of operations, and certainly keeping in close contact and communication with the rating agencies to ensure that they have a good feel for our plan is paramount. So that remains. With respect to the Southern Union, as the dust settles and we do the drop-down of Citrus and we look at other potential transactions occurring from the larger Southern Union-ETE merger, our intent is certainly to right-size, recalibrate. We kept credit metrics across the entities involved here to support the credit measures. We would think that that’s important as well as we move forward here.

Ross Payne: So, you’re also thinking Southern Union stays investment grade here, Martin?

Martin Salinas: That’s - certainly. We’ve had a lot of discussions with the rating agencies. They has given us somewhat of a path, a playbook, obviously to work through and we’re going to execute on that.

Ross Payne: Okay, and finally two other things. Intuitively, given Williams’ absence here and coming back with another offer, do you think they kind of backed away here? And finally, how should we look at this right of first offer on the gathering system if Williams were to come back in?

Martin Salinas: Yeah, we can’t comment on Williams. I think from my prepared remarks, we’re moving forward as if this transaction belongs to us. We filed the S-4. We’ve gone through HSR. We’re looking forward to getting through shareholder approval, which we hope will occur, we expect to occur, late September. So we’re moving forward as if Southern Union will be a part of Energy Transfer. What was the second question?

Ross Payne: The right of first offer.

Martin Salinas: Right of first offer, right. Yes, Energy Transfer Partners does have the right of first offer. Again, we’ll look at what ETP can do from a capital markets perspective. Again, back to my comment of maintaining the investment grade, I’ll tell you right now, if rating agencies said, Martin, that’s going to cause a downgrade of ETP, then ETP doesn’t do it. And that’s plain and simple because of our commitment to keeping ETP investment grade. So we’re going to work on that. We’re going to sharpen the pencils again around that potential drop-down and other potential transactions coming out of the larger merger. And we’re going to do what’s right for all unitholders here.

Ross Payne: Great. Thanks so much, Martin.

Martin Salinas: Yep.

Operator:

And your next question comes from the line of Helen Ryoo with Barclays Capital. Please proceed.

Helen Jung Ryoo: Thank you, good morning.

Martin Salinas: Good morning, Helen.

Helen Jung Ryoo: Good morning. Couple of clarification questions on the west Texas NGL line, so I think you mentioned that you’re currently running close to 90% subscription on your original 130. So, I guess you’re subscribed almost up to 120 at this point. And since you’re ordering a bigger pipeline, your minimum capacity would be about 150. Is that correct?

Marshall S. McCrea: No. Let me correct a little bit of what I said, or clarify it. We have made a press release where we have about 65% to 70% signed the day we made the press release. On the other contracts that we’ve signed and ongoing negotiations, we’re highly optimistic we’ll have 85% to 90% of that capacity, in the near future, subscribed. As far as the 150,000 a day, that was the low end of what a 16-inch would move from West Texas to East Texas.

Kelcy L. Warren: Mackie, if you don’t mind clarifying, I think one thing Helen’s asking is - you’re going straight to the expansion. And I’d like you to talk about the existing line, what capacity it’s running at, then the expansion, because Helen is grouping the two.

Marshall S. McCrea: Okay. Yeah so, the existing line, the Lone Star line today is moving about 114,000 barrels a day. And then we do. Sorry?

Helen Jung Ryoo: Right. Yep. And if you were to install the 16” line, then you would add another 150 at least?

Marshall S. McCrea: Yes, everything - well, everything I just talked about as far as our pipeline, new pipeline project, is the 150,000 to 300,000 that I talked about earlier. That would be additional volumes on top of the existing assets that we have today. So yes, ultimately we anticipate moving 300,000 plus barrels minimum through both of our pipelines, the existing one and our new pipeline project.

Helen Jung Ryoo: Right. But just to clarify, since the 16” line could add another up to 300,000, then that means with the existing 140,000 that that would give you 440,000?

Marshall S. McCrea: Ultimately, yes.

Helen Jung Ryoo: Okay. Got it, got it. There was another competing pipeline from DCP. Do you think there is room for both your project and DCP line to come to fruition, given what you see from the supply profile out of West Texas?

Kelcy L. Warren: I’ll tell you - Helen, this is Kelcy. We hope not. [laughter] Here’s what we know. We know our line is being built. That’s - it’s not - we really, we see a lot of announcements in our industry where people say that they’re considering or they almost announced something. We know our line’s being built. We know we’ve upsized it to a 16-inch and we - the facts that you just said just a moment ago, we’re going to have a very large amount of capacity. We believe that that will be sufficient to address the customers’ needs. However, if DCP does, in fact, build their Sandhills line to the Permian Basin, very likely there will be more pipeline capacity than there is barrels to fill it. And therefore, we’ve got to do our job in locking down customer commitments for a long term. That makes us somewhat immune to that over-capacity situation.

Helen Jung Ryoo: Okay, I appreciate that. And then just switching gears - I think in the past you’ve talked about potentially increasing distribution in the third quarter, if I’m not mistaken. Is that still on the table?

Martin Salinas: It certainly is, Helen. I mean, we came to the second quarter, very happy with the results. I think when you look at the diversification of our cash flows, we’ve seen some weaknesses in parts that we have experienced over the last couple of years. The good news is it probably doesn’t get worse than that when you’ve get penny basis across Texas. We’ve lived in a low gas price environment. We’re seeing a lot of upside in our midstream business with the acquisition of LDH. We’re seeing healthy margins there. And as I mentioned in the call, better than what we had budgeted or estimated from a deal economics perspective, so that gives us a lot of confidence going into latter half of this year. FEP and Tiger are working the way they should be. In fact, Mackie’s team brought the Tiger expansion on sooner than we expected. We thought that would happen first part of October and here we are first part of August and it’s online and flowing the additional volume. So a lot of confidence going into the latter half of this year that we will resume distribution rates.

Helen Jung Ryoo: Okay, great. Thank you very much.

Kelcy L. Warren: Thank you.

Operator:

And at this time, there are no further questions in queue. And I would like to turn the call back over to Mr. Martin Salinas for closing remarks.

Martin Salinas:

Great. Thanks, Caris. And all, thanks again. This morning, a lot of great things happening here at Energy Transfer and a lot to look forward to. So thank you for your time.

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Forward-Looking Statements

This transcript may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of proposed transactions described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE, ETP or SUG. Among those is the risk that conditions to closing the transactions are not met or that the anticipated benefits from the proposed transactions cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission by ETE, ETP and SUG. None of ETE, ETP or SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information

In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus when it becomes available because it will contain important information regarding ETE, SUG and the transaction.

A definitive proxy statement/prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus (when available) and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus (when available) and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the definitive proxy statement/prospectus when it becomes available.